UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Veritone, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1615 Platte Street, 2nd Floor

Address of Principal Executive Office (Street and Number)

Denver, CO 80202

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Veritone, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period primarily due to delays in finalizing the presentation of discontinued operations for Veritone One, LLC, a wholly-owned subsidiary of the Company (“Veritone One”). On October 17, 2024, the Company sold all outstanding equity of Veritone One to Oxford Buyer, LLC (“Purchaser”), an affiliate of Insignia Capital Group L.P. (such transaction, the “Divestiture”), which Divestiture was previously disclosed in the Current Report on Form 8-K filed by the Company with the SEC on October 23, 2024. The Company determined that the Divestiture represented a strategic shift that will have a material effect on the Company’s operations and financial results. Therefore, the historical financial results of Veritone One will be reflected in the Company’s condensed consolidated financial statements as discontinued operations and, as such, will be excluded from continuing operations for all periods presented on a retrospective basis. Such revised presentation has resulted in delays in the preparation of the Company’s consolidated financial statements for the fiscal year ended December 31, 2024 (the “2024 Financial Statements”) and, as a result, a delay in the filing of the Form 10-K.

The Company expects to file the Form 10-K as soon as possible, but by no later than the fifteenth calendar day following the prescribed due date, as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not expect the financial results included in the Form 10-K, when filed, to reflect any material changes from the financial information included in the press release issued by the Company on March 13, 2025 (the “Press Release”). The Press Release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 13, 2025.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, and such forward-looking statements are intended to be subject to the safe harbors created thereby. All statements made in this Form 12b-25 that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “continue,” “can,” “may,” “plans,” “potential,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, but are not limited to, statements regarding the Company’s expectations of its results of operations for the year ended December 31, 2024, including expected revenue and net loss, and the drivers for the year-over-year changes to such results; the Company’s ability to continue to operate as a going concern; whether there will be material changes in the financial or other information included in the Form 10-K, when filed, relative to the information included in the Press Release; and the expected filing by the Company of the Form 10-K on or before the fifteenth calendar day following the prescribed due date, as provided by Rule 12b-25 under the Exchange Act.

The forward-looking statements included herein represent management’s current expectations and assumptions based on information available as of the date of this Form 12b-25. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements including but not limited to, the factors included under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on April 1, 2024 and Quarterly Reports on Form 10-Q filed with the SEC on August 14, 2024 and November 12, 2024, respectively, as well as other filings that the Company makes with the SEC from time to time. In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speak only as of the date hereof.

Moreover, the Company operates in an evolving environment. New risks and uncertainties emerge from time to time and it is not possible for management to predict all risks and uncertainties, nor can management assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements.

Except as required by law, the Company assumes no obligation to update any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are qualified by these cautionary statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael L. Zemetra	888	507-1737
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously announced its results of operations for the quarter and year ended December 31, 2024 in the Press Release furnished as Exhibit 99.1 to its Current Report on Form 8-K filed with the SEC on March 13, 2025.

The Company expects a decrease in revenue for the fourth quarter of 2024 of approximately $4.7 million, or 17%, from the fourth quarter of 2023. The Company also expects a decrease in Software Products & Services revenue for the fourth quarter of 2024 of approximately $4.3 million, or 22%, from the fourth quarter of 2023, driven by lower consumption across the Company’s Commercial Enterprise customer base, including Amazon. The Company expects a decrease in Managed Services revenue for the fourth quarter of 2024 of approximately $0.4 million, or 5%, from the fourth quarter of 2023.

The Company expects loss from operations for the fourth quarter of 2024 of approximately $19.7 million, which is relatively consistent compared with the fourth quarter of 2023, principally driven by improvements made to the Company’s operating expense structure over the past two years, offset by the decline in revenue. The Company expects an increase in net loss from continuing operations for the fourth quarter of 2024 of approximately $34.2 million, or a change of 342% from net income from continuing operations for the fourth quarter of 2023, principally due to a one time gain in the fourth quarter of 2023 that did not recur in 2024, partially offset by a gain in the change in fair value of an earnout related to Veritone One in the fourth quarter of 2024, which was offset by higher depreciation and amortization expense.

The Company expects a decrease in revenue for fiscal year 2024 of approximately $7.4 million, or 7%, from fiscal year 2023. The Company expects a decrease in Software Products & Services revenue for fiscal year 2024 of approximately $7.3 million, or 11%, from fiscal year 2023, driven by lower consumption across the Company’s Commercial Enterprise customer base, including Amazon, coupled with a decline in one-time software revenue that did not recur in 2024. The Company expects Managed Services revenue for fiscal year 2024 of approximately $31.6 million, which is relatively consistent compared with fiscal year 2023.

The Company expects a decrease in loss from operations for fiscal year 2024 of approximately $12.8 million, or 13%, from fiscal year 2023, principally driven by improvements made to the operating expense structure, coupled with year over year declines in acquisition and due diligence costs and stock-based compensation expense, offset by the decline in revenue, an increase in severance and executive transition costs, and higher depreciation and amortization expense principally from the Company’s acquisition of Broadbean in June 2023. The Company expects an increase in net loss from continuing operations for fiscal year 2024 of approximately $30.3 million, or 46%, from fiscal year 2023, driven principally by a one-time gain on extinguishment of debt in 2023.

The Company expects to report cash and cash equivalents at December 31, 2024 of approximately $16.9 million. Although the Company is continuing to review its financial condition, the Company expects that management will determine there is substantial doubt about the Company’s ability to continue as a going concern over the twelve months following the filing of its Annual Report on Form 10-K.

The Company does not expect the financial results included in the Form 10-K, when filed, to reflect any material changes from the financial information included in the Press Release. However, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this Form 12b-25 will not change upon completion of the financial statements and filing of the Form 10-K.

Veritone, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2025	By:	/s/ Michael L. Zemetra
Name: Michael L. Zemetra
Title: Executive Vice President, Chief Financial Officer and Treasurer